Pricing Supplement No. 233L, dated November 21, 2017 (To Prospectus dated April 15, 2016 and Prospectus Supplement dated February 1, 2017)	Rule 424(b)(2) File No. 333-209681 CUSIP No. 48129AAA0

JPMORGAN CHASE & CO.

[X]	Senior Medium-Term Notes, Series J Due from Nine Months to Thirty Years from Date of Issue

[ ]	Subordinated Medium-Term Notes, Series F Due from Nine Months to Thirty Years from Date of Issue

Principal Amount:	$ 500,000,000
Issue Price:	100.00%
Commission or Discount:	$ 2,000,000 (0.40%)
Proceeds to Company:	$ 498,000,000

Agents	Principal Amount To be Purchased
J.P. MORGAN SECURITIES LLC	$ 475,000,000
ACADEMY SECURITIES, INC.	12,500,000
THE WILLIAMS CAPITAL GROUP, L.P.	12,500,000

Agents’ Capacity: if as principal	[ ] As agent	[X] As principal

[ ]	The notes are being offered at varying prices relating to prevailing market prices at the time of sale.
[X]	The notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Issue Date: November 29, 2017 (T+5)
Stated Maturity: January 10, 2025

Form: [X]    Book-entry    [    ]  Certificated

Currency: U.S. Dollars

[    ]  Fixed Rate Note:         [    ]% per annum

[X] Floating Rate Note:	CD [ ]	Commercial Paper Rate [ ]	Reuters LIBOR01 [X]
	Treasury Rate [ ]	Prime Rate [ ]

Interest Payment Dates:  Quarterly on the 10th of January, April, July and October, via modified following business day convention, commencing January 10, 2018

Interest Reset Dates:  Quarterly on the 10th of January, April, July and October, via modified following business day convention, commencing January 10, 2018

Day Count Convention:  Actual/360

Index Maturity:  3-month LIBOR

Spread (+/-):    +85 basis points

Multiplier:    Not Applicable

Maximum Interest Rate:    Not Applicable    Minimum Interest Rate:   Not Applicable

Additional Interest Rate Provisions:

For the purpose of calculating interest due on the notes:

•	The Bank of New York Mellon is the calculation agent with respect to the Senior Medium-Term Notes, Series J, including the floating rate notes. In the future, we may appoint another firm, ourselves or an affiliate of ours as the calculation agent.

•	“LIBOR determination date” means the second London business day immediately preceding the first day of the relevant interest period.

•	“London business day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

•	“Reuters Screen LIBOR01 Page” means the display designated as the Reuters screen “LIBOR01”, or such other page as may replace the Reuters screen “LIBOR01” on that service or such other service or services as may be nominated for the purpose of displaying London interbank offered rates for U.S. dollar deposits by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity assuming the responsibility of IBA or its successor in calculating the London interbank offered rate in the event IBA or its successor no longer does so.

•	“three-month LIBOR” means the rate determined by the calculation agent as the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000, as that rate appears on the Reuters Screen LIBOR01 Page at approximately 11:00 a.m., London time, on the relevant LIBOR determination date, provided that, if no such rate appears on the Reuters Screen LIBOR01 Page on that LIBOR determination date at approximately 11:00 a.m., London time, then the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant London interbank offered rate for U.S. dollar deposits, shall determine three-month LIBOR for the relevant interest period in its sole discretion.

Notwithstanding the foregoing paragraph:

(i)	If the calculation agent determines in its sole discretion on or prior to the relevant LIBOR determination date that the relevant London interbank offered rate for U.S. dollar deposits has been discontinued or such rate has ceased to be published permanently or indefinitely, then the calculation agent shall use as three-month LIBOR for the relevant interest period a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be (a) the industry-accepted successor rate to the relevant London interbank offered rate for U.S. dollar deposits or (b) if no such industry-accepted successor rate exists, the most comparable substitute or successor rate to the relevant London interbank offered rate for U.S. dollar deposits; and

(ii)

If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the business day convention, the definitions of business day and LIBOR determination date and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor it determines is needed to make such substitute or successor rate comparable to the relevant London interbank offered rate for U.S. dollar deposits, in a manner that is consistent with industry-accepted practices for such substitute or successor rate.

All calculations of the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on us and holders of the notes.

Additional Considerations Relating to LIBOR

Floating rate interest may be calculated using a different base rate if LIBOR is discontinued. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates the London Interbank Offered Rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR (including the three-month LIBOR rate) after 2021. Such announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Based on the foregoing, it appears likely that LIBOR will be discontinued or modified by 2021.

Under the terms of the notes, the interest rate on the notes for each interest period is based on three-month LIBOR. If the calculation agent is unable to determine three-month LIBOR based on screen-based reporting of that base rate, then the calculation agent will determine three-month LIBOR after consulting such sources as it deems comparable or reasonable. In addition, if the calculation agent determines that three-month LIBOR has been discontinued or such rate has ceased to be published permanently or indefinitely, then the calculation agent will use a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source that it deems reasonable, to be the industry-accepted successor rate or, if no industry-accepted successor rate exists, the most comparable substitute or successor rate. In such instances, the calculation agent in its sole discretion may determine, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source that it deems reasonable, what business day convention to use, the definition of business day, the LIBOR determination date and any other relevant methodology for calculating such substitute or successor rate with respect to the calculation of interest on the notes, including any adjustment factor it determines is needed to make such substitute or successor rate comparable to the relevant London interbank offered rate for U.S. dollar deposits, in a manner that is consistent with industry-accepted practices for such substitute or successor rate. Any of the foregoing determinations or actions by the calculation agent could result in adverse consequences to the applicable interest rate on the notes, which could adversely affect the return on, value of and market for the notes. The Bank of New York Mellon is the calculation agent with respect to the Senior Medium-Term Notes, Series J, including the floating rate notes. In the future, we may appoint another firm, ourselves or an affiliate of ours as the calculation agent.

Regulation and reform of LIBOR and other “benchmarks”. LIBOR and other interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of recent international, national and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such “benchmarks” to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on the return on, value of and market for the notes.

Any of the international, national or other proposals for reform or the general increased regulatory scrutiny of LIBOR and other “benchmarks” could increase the costs and risks of administering or otherwise participating in the setting of such “benchmarks” and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain “benchmarks”, trigger changes in the rules or methodologies used in certain “benchmarks” or lead to the disappearance of certain “benchmarks”. In particular, changes in the manner of administration of LIBOR could result in adverse consequences to the applicable interest rate on the notes, which could adversely affect the return on, value of and market for the notes.

Optional Redemption:    Yes  [X]    No  [    ]

We may redeem the notes, at our option, in whole, but not in part, on January 10, 2024 upon at least five days’ but no more than 30 days’ notice, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after November 10, 2024 upon at least five days’ but no more than 30 days’ notice, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Other:

For purposes of this pricing supplement, a “business day” is a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York and London.

Settlement period: The closing will occur on November 29, 2017, which will be more than two U.S. business days after the date of this pricing supplement. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes will settle in five business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should also consult their own advisors in this regard.

Validity of the Notes:

Simpson Thacher & Bartlett LLP, as counsel to the Company, has provided the following opinion to the Company: The notes offered by this pricing supplement have been duly authorized, and when issued by the Company, assuming due authentication thereof by the Trustee or The Bank of New York Mellon, as authenticating agent under the Indenture on behalf of the Trustee, and upon payment and delivery in accordance with the Master Agency Agreement, the notes offered by this pricing supplement will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. Capitalized terms used but not defined in this paragraph shall have the meanings ascribed thereto in the opinion letter of such counsel dated February 1, 2017, which has been included as an exhibit to a Current Report on Form 8-K of the Company filed on February 1, 2017. The opinion is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing. The opinion also assumes that the Indenture is the valid and legally binding obligation of the Trustee and is subject to customary assumptions as set forth in such opinion letter. Such counsel does not express any opinion concerning any law other than the law of the State of New York and the Delaware General Corporation Law.